Mail Stop 4561

      April 13, 2006

Daniel A. Gaudreau
Chief Financial Officer and
Senior Vice President
Actuate Corporation
701 Gateway Blvd
San Francisco, CA  94080

	Re:	Actuate Corporation
   Form 10-K for the Fiscal Year Ended
   December 31, 2005
		Filed March 13, 2006
   Forms 8-K Filed January 5, 2006 and January 31, 2006
		File No. 000-24607

Dear Mr. Gaudreau:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 46

1. We note your statement "our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were sufficiently effective ..." Note that any qualifications, such as "sufficiently effective," do not conform to the requirements of Item 307 of Regulation S-K. Tell us how you intend to comply with the requirements of Item 307 of Regulation S-K to clearly state that your disclosure controls and procedures either were effective or were ineffective as of the date of this report.

2. We also note in your disclosure that in determining the effectiveness of your disclosure controls and procedures, your definition of disclosure controls and procedures is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section.
Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports.

Note 1. Summary of Significant Accounting Policies

Revenues, page F-10

3. We note in your disclosure that when a contract includes both license and service elements, the license fee is recognized on delivery of the software provided the services do not include significant customization or modification of the product and are not otherwise essential to the functionality of the software. Tell us how you recognize revenue when a contract includes a license and services that include significant customization or modification or are essential to the functionality of the product sold. In your response provide the revenues generated from these types of arrangements.

Form 8-K filed January 5, 2006

4. We note from your disclosures under Item 9.01 of Form 8-K filed by the Company on January 5, 2006 that financial statements for performancesoft inc. would be filed within 71 days after the date this 8-K. Provide us with your computation of the significance of this acquisition and tell us why the Company has not filed the financial statements for performancesoft inc. and provided the related pro forma information for this acquisition. We remind you in measuring the significance of an acquisition, contingent consideration is to be included in the computation unless the payment of that consideration is remote. We refer you to Item 9.01 of Form
8-K and Rule 3-05 and Article 11 of Regulation S-X.



Form 8-K filed January 31, 2006

5. We note your use of non-GAAP financial measures in the Form 8-K noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures to include the following disclosures:

* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation
S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance.
For
example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. It is also unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, you exclude certain legal costs (labeled as nonrecurring) and you exclude restructuring charges although you have incurred such charges for both of the years ended December 31, 2004 and 2005.

6. We also note your adjustment for this non-GAAP financial measure related to the provision for income taxes. Considering your disclosure that this adjustment does not reflect the actual or future expected provision for income taxes, tell us the basis for this adjustment.

7. In view of the nature, content and format of your reconciliation of GAAP to non-GAAP financial measures presentation, it is not evident whether your presentation and disclosure complies with Item
100(b) of Regulation G. In this regard we note your presentation of a full non-GAAP Statement of Operations could be reasonably interpreted to imply that the presentation is based on a comprehensive set of accounting rules or principles when, in fact, that is not the case. Tell us why you believe this presentation complies with Regulation G. If you choose to continue this presentation, each GAAP financial item adjusted to arrive at non-GAAP results, such as Cost of License Fees, General and Administrative, Provision for Income Taxes, among others, are considered non-GAAP financial measures which require all disclosures pursuant to Regulation G, Item 10(e) (1) (i) of Regulation S-K and Question 8 and of the FAQ.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

Daniel A. Gaudreau
Actuate Corporation
April 13, 2006
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